UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER
8-

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Grafine Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

667 Madison Avenue, 11th Floor
(No. and Street)

New York	NY	10065
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Yojna Verma	(917) 882-5943	grafine_bd@blueriverpartnersllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/2/05	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Elizabeth Weymouth, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Grafine Capital Partners LLC as of 12/31/21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer

Title

Notary Public

SAMIA M. BALI
Notary Public, State of New York
No. 01BA6256464
Qualified in New York County
Commission Expires Feb 27 2024

This filing contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GRAFINE CAPITAL PARTNERS LLC

Financial Statement

Year ended December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents



CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Management
Grafine Capital Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Grafine Capital Partners LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Grafine Capital Partners LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Grafine Capital Partners LLC's management. Our responsibility is to express an opinion on Grafine Capital Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Grafine Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Correction of an Error in the Previously Issued Financial Statements

As discussed in Note 3 to the financial statement, Grafine Capital Partners LLC has corrected opening member's capital as of January 1, 2021, to correct a misstatement.

Citrin Cooperman & Company, LLP

We have served as Grafine Capital Partners LLC's auditor since 2020.
Livingston, New Jersey
March 31, 2022

GRAFINE CAPITAL PARTNERS LLC

Statement of Financial Condition

December 31, 2021

Assets

Cash and cash equivalents	$	2,228,380
Accounts receivable		1,849,672
Prepaid expenses		24,985
Other assets		627
Investment, at fair value		2,480,000
Total assets	$	6,583,664

Liabilities and Member's Capital

Accrued expenses	$	651,129
Total liabilities		651,129
Member's capital		5,932,535
Total liabilities and member's capital	$	6,583,664

See accompanying notes to financial statements.

GRAFINE CAPITAL PARTNERS LLC

Notes to Financial Statement

December 31, 2021

1. **Nature of Business and Ownership**

    Grafine Capital Partners LLC (the "Company") is a Delaware limited liability company formed on January 31, 2019. The Company is registered as a broker with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). Its customers are located primarily throughout the United States.

    Grafine Advisors LLC (the "Member") shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes of the Company and has the authority to bind the Company.

    The Company conducts business as a Capital Acquisition Broker ("CAB") under the FINRA CAB Rules 016(c)(1) and engages solely in Private Placements of Securities.

2. **Summary of Significant Accounting Policies**

    Basis of Financial Statement Presentation
    The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America ("US GAAP") and general practices in the broker-dealer industry.

    Revenue from Contracts with Customers
    Revenue from contracts with customers is recognized when, or as, the Company believes it has satisfied its performance obligations by transferring the promised services to its customers in an amount to which it expects to receive in exchange. A distinct good or service, referred to as a performance obligation, is transferred to a customer when the customer obtains control of, or derives benefit from, that service. Revenue from a performance obligation satisfied over time is recognized by measuring progress towards satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

    The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for the services provided (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty with respect to such amount is resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experience, the time period over which uncertainties are expected to be resolved, and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

2. Summary of Significant Accounting Policies (continued)

Revenue from Contracts with Customers (continued)

Revenue from engagements consists solely of fees generated in connection with private placements. Contracts generally contain a variety of promised services that may be capable of being distinct but that are not distinct within the context of the contract as the various services are inputs to the combined output of successfully brokering a specific transaction.

Placement fees are recognized at a point in time when the related transaction is completed.

Fees received prior to the completion of the transaction including retainer fees and advisory fees, if any, are deferred within advance billings on the statement of financial condition and are not recognized as revenue until the performance obligation is satisfied or until the transaction is considered terminated.

Reimbursable expenses, including those related to travel, other out-of-pocket expenses, and any third-party costs, are included as a component of revenues. Expense reimbursements that are billable to clients are included in total revenues, and typically an equivalent amount of reimbursable expenses is included in total direct client service costs.

Interest Received as Merchant Banking Revenues

The Company may receive interests in the form of equity ownership for various operational, structuring, strategic and fundraising services performed by the Company. The Company records these revenues at the point in time when the services for the transactions are completed under the terms of each agreement, typically when assets under management have reached an agreed upon amount. The securities received and related revenue are initially recorded at their estimated fair value at the time of transfer. The Company values such securities again at the date of the statement of financial condition and recognizes the difference as an unrealized gain or loss until disposition.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to the Member. Therefore, no federal, state or local income tax provision is required in the Company's financial statement.

GRAFINE CAPITAL PARTNERS LLC

Notes to Financial Statement (continued)

December 31, 2021

2. **Summary of Significant Accounting Policies (continued)**

Limited Liability
Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains cash and cash equivalents at a financial institution. At times, the amount on deposit at the institution may exceed amounts covered by insurance provided by the US Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation ("SIPC"). The Company has not experienced any losses related to amounts in excess of FDIC and SIPC limits.

The Allowance for Credit Losses
Effective May 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The Company identified cash, cash equivalents and accounts receivable as impacted by the new guidance.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with cash, cash equivalents, fees and other receivables is not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2021.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments
The Company values its financial assets and liabilities based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy prioritizes observable inputs used to measure fair value into three broad levels, which are described below:

> Level 1: Quoted prices in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

> Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

> Level 3: Unobservable inputs are used when little or no market data is available.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and also considers counterparty credit risk in its assessment of fair value. These classifications (Levels 1, 2, and 3) are intended to reflect the observability of inputs used in the valuation of investments and are not necessarily an indication of risk or liquidity.

Financial assets carried at fair value measured on a recurring basis as of December 31, 2021 are classified in the table below in one of the three categories described above:

Description	Level 1	Level 2	Level 3	Total
Investment	$ -	$ -	$ 2,480,000	$ 2,480,000

Subsequent Events
Management has evaluated subsequent events through March 31, 2022.

3. Prior Period Adjustment

An adjustment of $1,731,333 was made to the prior period to correct an understatement of investments for the year ended December 31, 2020 related to the Company's receipt of a grant of membership interest in the Real Estate GP in October 2020. Member's capital as of January 1, 2021 has been adjusted for the effect of the correction.

GRAFINE CAPITAL PARTNERS LLC

Notes to Financial Statement (continued)

December 31, 2021

4. **Net Capital Requirements**

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-l), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (8-to-1 in the first twelve months of operations). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. Net capital was $1,602,236 at December 31, 2021 which is $1,558,806 in excess of its net capital requirement of $43,430. The percentage of aggregate indebtedness to net capital was 40.64% at December 31, 2021.

The Company's business activities are limited to those of a CAB and therefore, the Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

5. **Contingencies**

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of operations, financial condition, or net capital requirements.

During the 2020 calendar year, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus are uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

GRAFINE CAPITAL PARTNERS LLC

Notes to Financial Statement (continued)

December 31, 2021

6. Related Party

Grafine Capital I, LP ("GC I") is a related private investment fund managed by Grafine Holdings GP LLC and Grafine Capital Holdings LLC who are under common ownership with the Company. GC I deploys capital directly or indirectly into differentiated investment opportunities associated with up to four separate industry investment teams ("Verticals"). The Verticals will be represented in each case by a commitment to an underlying portfolio entity. The Company has entered into agreements with the Verticals to provide operational, structuring, strategic and fundraising services. At December 31, 2021, $677,799 is included in accounts receivable in the statement of financial condition.

In October 2020, pursuant to its engagement with a real estate focused Vertical, in addition to cash compensation received, the Company received a grant of a 5% share of the carried interest held by the Real Estate GP. As a result of the discounted cash flow analysis, the Company determined the fair value of the carried interest at the time of grant to be $1,731,333. During the year ended December 31, 2021 the interest fully vested. The Company valued the carried interest at approximately $2,480,000 as of December 31, 2021, which was derived from a discounted cash flow analysis. Revenues, if any, will be recognized in the period in which distributions are declared by the Real Estate GP.

The Company has entered into a placement agent agreement with a related private investment vehicle (the "Related Vehicle") to act as a placement agent. An affiliated entity of the Related Vehicle has a minority interest share of the Parent. At December 31, 2021, 984,374 is included in accounts receivable on the statement of financial condition.